TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

CASH	$ 179,988
ACCOUNTS RECEIVABLE	14,261
PREPAIDS AND DEPOSITS	3,955
TOTAL	$ 198,204

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 2,946
Total liabilities	2,946
SHAREHOLDER'S EQUITY:	
Membership interest	224,000
Accumulated deficit	(28,742)
Total shareholder's equity	195,258
TOTAL	$ 198,204

See notes to financial statements.